UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

AmeriCredit Corp.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of class of securities)
03060R101
(CUSIP number)

Joseph A. Orlando

Vice President and Chief Financial Officer

Leucadia National Corporation

315 Park Avenue South

New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
April 21, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 03060R101	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	30,361,440 (1)
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	29,336,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		30,361,440 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.5%(1)
14	TYPE OF REPORTING PERSON:		CO

(1) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc. and Ramius LLC and its affiliates. See Item 6 of Amendment No. 1 to the Statement on Schedule 13D, filed January 29, 2008, for a description of the voting and proxy agreement.

CUSIP No. 03060R101	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	30,361,440 (1)
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	29,336,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		30,361,440 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.5%(1)
14	TYPE OF REPORTING PERSON:		CO

(1) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc. and Ramius LLC and its affiliates. See Item 6 of Amendment No. 1 to the Statement on Schedule 13D, filed January 29, 2008, for a description of the voting and proxy agreement.

CUSIP No. 03060R101	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	30,361,440 (1)
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	29,336,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		30,361,440 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.5%(1)(2)
14	TYPE OF REPORTING PERSON:		CO

(1) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of January 31, 2008, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc. and Ramius LLC and its affiliates. See Item 6 of Amendment No. 1 to the Statement on Schedule 13D, filed January 29, 2008, for a description of the voting and proxy agreement.

CUSIP No. 03060R101	13D	Page 5

1	NAME OF REPORTING PERSON:		RCG Baldwin, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	3,250,000
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	3,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.8%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 03060R101	13D	Page 6

1	NAME OF REPORTING PERSON:		RCG Sextant Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	697,240
	9	SOLE DISPOSITIVE POWER:	697,240
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		697,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 7

1	NAME OF REPORTING PERSON:		RCG Enterprise, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	327,760
	9	SOLE DISPOSITIVE POWER:	327,760
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		327,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 8

1	NAME OF REPORTING PERSON:		Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	1,025,000
	9	SOLE DISPOSITIVE POWER:	1,025,000
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14	TYPE OF REPORTING PERSON:		IA, OO

CUSIP No. 03060R101	13D	Page 9

1	NAME OF REPORTING PERSON:		C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	1,025,000
	9	SOLE DISPOSITIVE POWER:	1,025,000
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 03060R101	13D	Page 10

1	NAME OF REPORTING PERSON:		Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	1,025,000
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	1,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 03060R101	13D	Page 11

1	NAME OF REPORTING PERSON:		Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	1,025,000
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	1,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 03060R101	13D	Page 12

1	NAME OF REPORTING PERSON:		Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	1,025,000
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	1,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 03060R101	13D	Page 13

1	NAME OF REPORTING PERSON:		Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	1,025,000
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	1,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 7 (this “Amendment”) amends the Statement on Schedule 13D originally filed on January 22, 2008 (the “Original Schedule”) by the Reporting Persons, which Original Schedule was subsequently amended (the Original Schedule as amended by Amendments No. 1 through 7, is referred to as the “Schedule 13D”) by the Reporting Persons and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the “Common Stock”), of AmeriCredit Corp., a Texas corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

“(2) The Ramius Reporting Persons” of Item 2 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

Ramius Capital Group, L.L.C. has changed its name to Ramius LLC (“Ramius”).

The third paragraph of “(2) The Ramius Reporting Persons” of Item 2 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment, as follows:

The principal office of each Ramius Reporting Person, except RCG Enterprise and RCG Sextant, is c/o Ramius, 599 Lexington Avenue, 20th Floor, New York, New York 10022. The address of the principal office of each of RCG Enterprise and RCG Sextant is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On April 21, 2008, Leucadia and the Company entered into a registration rights agreement, which is described in Item 6 of this Amendment and incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On April 21, 2008, Leucadia and the Company entered into a registration rights agreement (the “Registration Rights Agreement”), in accordance with the terms set forth in the Standstill Agreement previously described in Item 6 of Amendment No. 6 to the Schedule 13D. A form of the Registration Rights Agreement is attached hereto as Exhibit 1 and is incorporated in its entirety herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Form of Registration Rights Agreement, dated April 21, 2008, by and between AmeriCredit Corp. and Leucadia National Corporation

14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2008

LEUCADIA NATIONAL CORPORATION

By:    /s/  Barbara L. Lowenthal

       Name: Barbara L. Lowenthal

Title: Vice President

PHLCORP, INC.

By:    /s/  Philip Cannella

       Name: Philip Cannella

Title: Vice President

BALDWIN ENTERPRISES, INC.

By:    /s/  Barbara L. Lowenthal

       Name: Barbara L. Lowenthal

Title: Vice President

RCG BALDWIN, L.P.

By: Ramius Advisors, LLC

Its General Partner

By: Baldwin Enterprises, Inc.

As Attorney-In-Fact

By:    /s/  Barbara L. Lowenthal

       Name: Barbara L. Lowenthal

Title: Vice President

RCG SEXTANT MASTER FUND, LTD.

By: Ramius LLC

Its Investment Manager

By: C4S & Co., L.L.C.

As Managing Member

RCG ENTERPRISE, LTD

By: Ramius LLC

Its Investment Manager

By: C4S & Co., L.L.C.

As Managing Member

RAMIUS LLC

By: C4S & Co., L.L.C.

As Managing Member

C4S & CO., LLC

By:    /s/  Peter A. Cohen

        Name: Peter A. Cohen

Title: Authorized Signatory

     /s/  Peter A. Cohen

PETER A. COHEN

Individually and as attorney-in-fact for

Jeffrey M. Solomon, Morgan B. Stark and

Thomas W. Strauss

EXHIBIT INDEX

Exhibit No.

1	Form of Registration Rights Agreement, dated April 21, 2008, by and between AmeriCredit Corp. and Leucadia National Corporation